EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Year Ended December 31 (Dollars in Millions)	2002	2001	2000	1999	1998

Earnings
1. Income before cumulative effect of change in accounting principles	$3,326.4	$1,706.5	$2,875.6	$2,381.8	$2,132.9
2. Applicable income taxes	1,776.3	927.7	1,512.2	1,392.2	1,167.4

3. Income before income taxes and cumulative effect of change in accounting principles (1 + 2)	$5,102.7	$2,634.2	$4,387.8	$3,774.0	$3,300.3

4. Fixed charges:
a. Interest expense excluding interest on deposits	$1,228.7	$1,846.7	$2,404.1	$1,820.3	$1,625.0
b. Portion of rents representative of interest and amortization of debt expense	78.2	89.0	86.7	78.9	73.3

c. Fixed charges excluding interest on deposits (4a + 4b)	1,306.9	1,935.7	2,490.8	1,899.2	1,698.3
d. Interest on deposits	1,485.3	2,828.1	3,618.8	2,970.0	3,234.7

e. Fixed charges including interest on deposits (4c + 4d)	$2,792.2	$4,763.8	$6,109.6	$4,869.2	$4,933.0

5. Amortization of interest capitalized	$—	$—	$—	$—	$—
6. Earnings excluding interest on deposits (3 + 4c + 5)	6,409.6	4,569.9	6,878.6	5,673.2	4,998.6
7. Earnings including interest on deposits (3 + 4e + 5)	7,894.9	7,398.0	10,497.4	8,643.2	8,233.3
8. Fixed charges excluding interest on deposits (4c)	1,306.9	1,935.7	2,490.8	1,899.2	1,698.3
9. Fixed charges including interest on deposits (4e)	2,792.2	4,763.8	6,109.6	4,869.2	4,933.0

Ratio of Earnings to Fixed Charges
10. Excluding interest on deposits (line 6/line 8)	4.90	2.36	2.76	2.99	2.94
11. Including interest on deposits (line 7/line 9)	2.83	1.55	1.72	1.78	1.67